21 March, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam

Re: Billabong International Limited – Information Furnished Pursuant to Exchange Act Rule 12g3-2(b)(1)(i) – File No. 82-34921



On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads QLD 4220
Australia

PO Box 283
Burleigh Heads QLD 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

Craig White
Company Secretary

Information Submitted Pursuant to Exchange Act Rule 12g3-2(b)(1)(i)

BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Appendix 3B – Issue of Shares	27/2/06	ASX
Form 484 – Change to Company Details (issue of shares)	27/2/06	ASIC
ASX Release – Billabong Share Sales	1/3/06	ASX
Appendix 3Y – Change in Directors Interests Notice: Gordon Merchant and Colette Paull	2/3/06	ASX
Appendix 3B – Issue of Shares	20/3/06	ASX
Appendix 3Y – Change in Directors Interests Notice: Paul Naude	20/3/06	ASX
Form 484 – Change to Company Details (issue of shares)	20/3/06	ASIC

9
Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,904
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	19,389 @ $4.90 per share (a) 14,000 @ $8.10 per share (a) 15,831 @ $9.39 per share (a) 903 @ $6.32 per share (b) 451 @ $7.70 per share (b) 330 @ $7.99 per share (b)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(a) Shares issued to executives pursuant to the exercise of vested options in accordance with the terms of the Executive Incentive Option Plan. (b) Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element Skateboarding brand effective 1 July 2002. Trademarks, copyrights and intellectual property $25,289,000 Goodwill $1,000,000
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 February 2006

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	206,990,850	Ordinary
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	63,652	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		18,418	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		17,672	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		276,009	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		13,699	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		29,130	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		38,078	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)
		23,921	Options expiring 10 August 2009 exercisable at $13.69 (BBGAY)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: CRAIG WHITE
(Company secretary) Date: 27 February 2006

Print name: CRAIG WHITE

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
56307463

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
CRAIG WHITE

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG WHITE

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
2 7 / 0 2 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	19,389	$4.90	NIL
ORD	14,000	$8.10	NIL
ORD	15,831	$9.39	NIL
ORD	330	$7.99	NIL
ORD	451	$7.70	NIL
ORD	903	$6.32	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 7 / 0 2 / 0 6
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		206,990,850	$312,733,771	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
2 7 / 0 2 / 0 6

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

ASX ANNOUNCEMENT

BILLABONG SHARE SALE

GOLD COAST, 1 March 2006: Billabong International Limited (Billabong) has been informed by directors Gordon Merchant and Colette Paull that, collectively, they have sold a total of 13.81 million shares (6.7 per cent of the issued capital) in Billabong.

Billabong Chairman Ted Kunkel said he understood the decision by Gordon Merchant and Colette Paull to diversify their asset portfolios. Gordon and Colette will continue as non-executive directors of Billabong, with Gordon still designated a substantial shareholder. He has agreed to place the remainder of his shareholding in escrow for a minimum of 12 months.

"The protocols set in place some years ago in relation to a substantial shareholder/director selling stock have been observed," Mr Kunkel said. "I believe the additional liquidity in Billabong stock available to the market will be to the company's future benefit."

"This stock sale makes no difference whatsoever to the operations of Billabong or to the company's guidance of 15 per cent earnings per share growth in the financial year ending June 30, 2006."

Craig White
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BILLABONG INTERNATIONAL LIMITED
ABN 17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gordon Stanley Merchant
Date of last notice	19 October 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by Gordon Merchant No.2 Pty Ltd as trustee for others including Gordon Merchant and shares held by GSM Pty Ltd, of which Gordon Merchant is the sole shareholder
Date of change	1 March 2006
No. of securities held prior to change	Gordon Merchant No.2 Pty Ltd – 42,414,450 GSM Pty Ltd – 2,268,994
Class	Fully paid ordinary shares
Number acquired	Nil
Number disposed	Gordon Merchant No.2 Pty Ltd – 13,403,000 GSM Pty Ltd - nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$199,838,730.00
No. of securities held after change	Gordon Merchant No.2 Pty Ltd - 29,011,450 GSM Pty Ltd – 2,268,994

+ See chapter 19 for defined terms.

BNE5_379428_1 (W2003)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Block trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BILLABONG INTERNATIONAL LIMITED	
ABN 17 084 923 946	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Colette Paull
Date of last notice	19 October 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Billytoo Pty Ltd as trustee for others including Colette Paull. Colette Paull as trustee for others without any economic interest Colette Paull personally
Date of change	1 March 2006
No. of securities held prior to change	Billytoo Pty Ltd - 1,332,455 Colette Paull personally – 25,196 Colette Paull as trustee for others without any economic interest - 782,608
Class	Fully paid ordinary shares
Number acquired	Nil
Number disposed	Billytoo Pty Ltd - 407,000 Colette Paull personally – nil Colette Paull as trustee for others without any economic interest - nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,068,370

+ See chapter 19 for defined terms.

BNE5_379430_1 (W2003)

No. of securities held after change	Billytoo Pty Ltd - 925,455 Colette Paull personally - 25,196 Colette Paull as trustee for others without any economic interest - 782,608
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Block trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,151
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	63,652 @ $4.90 per share 36,499 @ $8.10 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued to executives pursuant to the exercise of vested options in accordance with the terms of the Executive Incentive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 March 2006

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	207,091,001	Ordinary
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	NIL	Options expiring 18 June 2006 exercisable at $4.90 (BBGAI)
		18,418	Options expiring 25 October 2006 exercisable at $7.42 (BBGAO)
		17,672	Options expiring 28 February 2007 exercisable at $9.39 (BBGAQ)
		239,510	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		13,699	Options expiring 10 August 2006 exercisable at $7.70 (BBGAU)
		29,130	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)
		38,078	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)
		23,921	Options expiring 10 August 2009 exercisable at $13.69 (BBGAY)
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note:. Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: CRAIG WHITE (Company secretary) Date: 20 March 2006

Print name: CRAIG WHITE

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Naude
Date of last notice	14 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 March 2006
No. of securities held prior to change	1,839,512 (Paul Naude) 65,000 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met) 45,496 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) **1,950,008 TOTAL FULLY PAID ORDINARY SHARES** 16,667 Share Options* issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007. **16,667 TOTAL SHARE OPTIONS** *Share Options are exercisable in 3 equal tranches commencing 2 years, 3 years and 4 years after the contract issue date.
Class	Fully paid ordinary listed shares

+ See chapter 19 for defined terms.

Number acquired	8,333
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8.10 per share
No. of securities held after change	1,847,845 (Paul Naude) 65,000 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2007, provided the performance hurdles have been met) 45,496 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) **1,958,341 TOTAL FULLY PAID ORDINARY SHARES** 8,334 Share Options* issued 23/8/2002, exercisable at $8.10 and expiring 23/8/2007. **8,334 TOTAL SHARE OPTIONS** *Share Options are exercisable in 3 equal tranches commencing 2 years, 3 years and 4 years after the contract issue date.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of executive share options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

Australian Securities & Investments Commission

SEC MAIL RECEIVED PROCESSING MAR 3 0 2006 WASH, DC 205

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
56307463

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
CRAIG WHITE

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
CRAIG WHITE

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
2 1 / 0 3 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	63,652	$4.90	NIL
ORD	36,499	$8.10	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 0 / 0 3 / 0 6

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		207,091,001	$313,341,308	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

2 0 / 0 3 / 0 6

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No